

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 18, 2018

Raid Chalil
Chief Executive Officer
TipMeFast, Inc.
HaShnura St 1
Zihron Ya'akow, Israel

> **Re: TipMeFast, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 7, 2018**
> **File No. 333-222880**

Dear Mr. Chalil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2018 letter.

General

1.  Please file updated interim financial statements in accordance with Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Liquidity and Capital Resources, page 12

2.  We note your disclosure regarding the milestones you anticipate completing. Please revise your disclosure to fully describe each milestone and discuss how you will perform

and/or achieve each milestone.  For example, please clarify whether you intend to hire additional employees to complete the application.

3.      Revise the first sentence to say that as of December 31, 2017 the company has $13,025 in non-current assets.

Financial Statements, pages F-2 – F-5

4.      Revise the financial statement titles to read as "Balance Sheet"; "Statement of Operations"; "Statement of Stockholders' Equity"; and "Statement of Cash Flows."  Also, please ensure the auditor report makes reference to the same titles.

Notes to the Audited Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-6

5.      Revise to remove from "Cash and Cash Equivalents" the $13,025 of restricted cash held in the attorney's IOLTA account and reported as a non-current asset and not a cash equivalent.  See ASC 210-10-45-1 and 4a, and FASB Master Glossary definition of cash equivalents.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc:     Elaine Dowling, Esq.